SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment # 2)*

Aerie Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0771V108

(CUSIP Number)

Larry Randall

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 0771V108		13D

1.	Names of Reporting Persons. ACP IV, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 989,582 (a)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 989,582 (a)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 989,582 (a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2% (b)

14.	Type of Reporting Person PN

(a) Includes (i) 616,099 shares of Common Stock and (ii) warrants to purchase 373,483 shares of Common Stock held by ACP IV, L.P. (“ACP”). ACP has sole voting and dispositive control over these shares of common stock (“Common Stock”) of Aerie Pharmaceuticals, Inc. (the “Issuer”), except that ACMP IV, LLC (“ACMP”), the general partner of ACP, and Daniel S. Janney (“Janney”) and Guy P. Nohra (“Nohra” and collectively with Janney, the “Directors”), directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock. ACP, ACMP and the Directors are sometimes collectively referred to herein as the “Reporting Persons.”

(b) This percentage is based upon (i) 23,437,055 shares of the Issuer’s Common Stock outstanding as of May 6, 2014 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 13, 2014, plus (ii) 373,483 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Persons within 60 days of the date of this filing.

CUSIP # 0771V108		13D

1.	Names of Reporting Persons. ACMP IV, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 989,582 (c)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 989,582 (c)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 989,582 (c)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2% (b)

14.	Type of Reporting Person OO

(c) Includes (i) 616,099 shares of Common Stock and (ii) warrants to purchase 373,483 shares of Common Stock held by ACP. ACP has sole voting and dispositive control over these shares of Common Stock, except that ACMP, as the general partner of ACP, and Janney and Nohra, as directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) This percentage is based upon (i) 23,437,055 shares of the Issuer’s Common Stock outstanding as of May 6, 2014 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 13, 2014, plus (ii) 373,483 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Persons within 60 days of the date of this filing.

CUSIP # 0771V108		13D

1.	Names of Reporting Persons. Daniel S. Janney

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,300 (d)

	8.	Shared Voting Power 989,582 (c)

	9.	Sole Dispositive Power 23,300 (d)

	10.	Shared Dispositive Power 989,582 (c)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,012,882

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3% (b)

14.	Type of Reporting Person IN

(c) Includes (i) 616,099 shares of Common Stock and (ii) warrants to purchase 373,483 shares of Common Stock held by ACP. ACP has sole voting and dispositive control over these shares of Common Stock, except that ACMP, as the general partner of ACP, and Janney and Nohra, as directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock.

(d)  Consists of 23,300 shares held by Janney.

(b) This percentage is based upon (i) 23,437,055 shares of the Issuer’s Common Stock outstanding as of May 6, 2014 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 13, 2014, plus (ii) 373,483 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Persons within 60 days of the date of this filing.

CUSIP # 0771V108		13D

1.	Names of Reporting Persons. Guy P. Nohra

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,300(e)

	8.	Shared Voting Power 989,582 (c)

	9.	Sole Dispositive Power 23,300 (e)

	10.	Shared Dispositive Power 989,582 (c)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,012,882

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3% (b)

14.	Type of Reporting Person IN

(c) Includes (i) 616,099 shares of Common Stock and (ii) warrants to purchase 373,483 shares of Common Stock held by ACP. ACP has sole voting and dispositive control over these shares of Common Stock, except that ACMP, as the general partner of ACP, and Janney and Nohra, as directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock.

(e)  Consists of 23,300 shares held by Nohra.

(b) This percentage is based upon (i) 23,437,055 shares of the Issuer’s Common Stock outstanding as of May 6, 2014 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 13, 2014, plus (ii) 373,483 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Persons within 60 days of the date of this filing.

CUSIP # 0771V108	13D

Explanatory Note.

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) is being filed to amend the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Aerie Pharmaceuticals Inc., a Delaware corporation (the “Issuer”), as initially filed with the Securities and Exchange Commission on November 12, 2013 and amended on May 30, 2014 (the “Original Schedule 13D”).  This Schedule 13D/A is being filed to report the distribution of shares of the Issuer’s Common Stock to the partners of ACP and members of ACMP on July 16, 2014.   The Original Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.  All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.

Item 4.         Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 16, 2014, ACP effected a pro-rata in-kind distribution of 3,000,000 shares of the Issuer’s Common Stock to the partners of ACP without the receipt of consideration.  In such distribution, ACMP received 90,000 shares of the Issuer’s Common Stock, which it subsequently distributed in a pro-rata in-kind distribution to its members without the receipt of consideration. In the distribution by ACMP, each of Janney and Nohra received 23,300 shares of Common Stock.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D are hereby amended and restated in its entirety to read as follows:

(a)-(b)

Reporting Person	Shares Held Directly		Sole Voting Power		Shared Voting Power (2)	Sole Dispositive Power		Shared Dispositive Power (2)	Beneficial Ownership	Percentage of Class
ACP IV, L.P.	989,582	(1)	989,582	(1)	0	989,582	(1)	0	989,582	4.2	%(3)
ACMP IV, LLC	0		0		989,582	0		989,582	989,582	4.2	%(3)
Daniel S. Janney	23,300		23,300		989,582	23,300		989,582	1,012,882	4.3	%(3)
Guy P. Nohra	23,300		23,300		989,582	23,300		989,582	1,012,882	4.3	%(3)

(1) Includes (i) 616,099 shares of Common Stock and (ii) warrants to purchase 373,483 shares of Common Stock held by ACP.

(2) Janney and Nohra serve as directors of ACMP, which serves as the general partner of ACP. ACMP owns no securities of the Issuer directly. Janney and Nohra share voting and investment control over the shares owned by ACP and may be deemed to beneficially own the shares held by ACP.

(3) This percentage is based upon (i) 23,437,055 shares of the Issuer’s Common Stock outstanding as of May 6, 2014 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 13, 2014, plus (ii) 373,483 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Persons within 60 days of the date of this filing.

(c)  On July 16, 2014, ACP effected a pro-rata in-kind distribution of 3,000,000 shares of the Issuers Common Stock to the partners of ACP without the receipt of consideration. In such distribution, ACMP received 90,000 shares of the Issuer’s Common Stock, which it subsequently distributed in a pro-rata in-kind distribution to its members without the receipt of consideration. In the distribution by ACMP, each of Janney and Nohra received 23,300 shares of Common Stock.

(d) Not applicable.

(e) On July 16, 2014, the Reporting Persons ceased to beneficially own more than 5% of the Issuer’s Common Stock.

Item 7.         Material to be Filed as Exhibits.

Exhibit A:   Joint Filing Statement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 18, 2014

ACP IV, L.P.
By: ACMP IV, LLC

By:	/s/ Larry Randall
Name: Larry Randall
Title: CFO

ACMP IV, LLC

By:	/s/ Larry Randall
Name: Larry Randall
Title: CFO

/s/ Daniel S. Janney
Daniel S. Janney

/s/ Guy P. Nohra
Guy P. Nohra

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: July 18, 2014

ACP IV, L.P.
By: ACMP IV, LLC

By:	/s/ Larry Randall
Name: Larry Randall
Title: CFO

ACMP IV, LLC

By:	/s/ Larry Randall
Name: Larry Randall
Title: CFO

/s/ Daniel S. Janney
Daniel S. Janney

/s/ Guy P. Nohra
Guy P. Nohra